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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCH Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3545 Whitehall Park Drive, Suite 400
(No. and Street)

Charlotte	NC	28273
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Spencer Pringle — 704-295-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

6525 Morrsion Blvd, Ste 500	Charlotte	NC	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

OATH OR AFFIRMATION

I, Spencer Pringle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCH Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY A. WHITE NOTARY PUBLIC MECKLENBURG COUNTY, N.C.

Signature

President

Title

Notary Public - 199503300 8 3-15-15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCH SECURITIES, LLC

Statement of Financial Condition

December 31, 2013

For Public Use

Table of Contents

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
RCH Securities, LLC
Charlotte, North Carolina

We have audited the accompanying financial statement of RCH Securities, LLC, (the "Company"), a wholly-owned subsidiary of Retirement Clearinghouse, LLC, which comprises the statement of financial condition as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RCH Securities, LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 22, 2014

RCH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	228,669
Prepaid Expenses		32,736
TOTAL ASSETS	$	261,405

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$	13,715
Due to Parent		44,512
Salaries & Wages Payable		22,494
TOTAL LIABILITIES		80,721
MEMBER'S EQUITY		180,684
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	261,405

See notes to financial statement.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations – Effective March 3, 2013, RolloverSystems, LLC officially changed its name to Retirement Clearing House, LLC ("RCH"). RCH Securities, LLC (the "Company"), a wholly owned subsidiary of Retirement Clearinghouse, LLC (the "Parent"), is a limited liability company that operates as a registered broker dealer. As a registered broker dealer, the Company's principal business is the distribution and servicing of mutual fund-based Individual Retirement Accounts ("IRA") to individual investors that choose to move their qualified savings from a 401(k) or other qualified retirement plan into an IRA. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Agency ("FINRA").

Estimates – The preparation of financial statement in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Accordingly, the actual amounts could differ from those estimates.

Cash – The Company maintains cash deposits with financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC").

Income Taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income or loss of the Company is considered income of the members of Retirement Clearinghouse, LLC and no income or loss tax provision is recorded by the Company. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2013. Fiscal years ending on or after December 31, 2010 remain subject to examination by federal and state tax authorities.

Subsequent Events – The Company evaluated the effect subsequent events would have on the financial statement through February 22, 2014, which is the date the financial statement was available to be issued.

2. NET CAPITAL REQUIRMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $147,948 which was $122,948 in excess of its required net capital of $25,000. The Company had $80,721 in aggregate indebtedness at December 31, 2013 and a net capital ratio of 0.55 to 1.

3. RELATED PARTY TRANSACTIONS

The Company's primary purpose is to process certain transactions initiated by the Parent that require the services of a registered broker-dealer. These services can range from providing education regarding an individual's product choices, investment choices, or servicing options to helping investors consolidate assets into retirement products, as well as moving assets from qualified retirement plans to individual retirement products. As of December 31, 2013, $52,296 was due to the Parent and $7,784 was due from the Parent for a net of $44,512 due to the Parent

RCH Securities
3545 Whitehall Park Drive, Suite 400
Charlotte, NC 28273
Phone: 704.295.1234
Fax: 704.295.1202
an RLJ company

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

February 27, 2014

VIA FEDERAL EXPRESS

Securities and Exchange Commission Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: SEC Rule 17a-5 Annual Audit Report for RCH Securities, LLC, formerly Rollover Securities, CRD #146337

Dear Sir or Madame:

Please find attached the annual audit report for RCH Securities (CRD number listed above) as required by SEC Rule 17a-5.

Per Rule 17a-5(e)(3) the audited financial statements,

> *"shall be public, except that, if the Statement of Financial Condition . . . is bound separately from the balance of the annual audited financial statements . . . the balance of the annual audited financial statements shall be deemed confidential, except that they shall be available for official use . . ."*

The "Financial Statements and Supplemental Schedules" is clearly marked "Confidential" for non-public use. The "Statement of Financial Condition" is the only document for public use.

Please feel free to contact me with any questions.

Sincerely,

Mildred Forbes Beal
Chief Compliance Officer

Enclosure(s)